EXHIBIT 99.1



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE

             CHEMGENEX APPOINTS DR DENIS WADE TO BOARD OF DIRECTORS

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A. (DECEMBER 20,
2006). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) is pleased to announce the appointment of Dr Denis Wade, AM to its Board of Directors.

Dr Wade is an experienced pharmaceutical industry and biotechnology executive and director with a strong background in product development and commercialisation in global markets. Dr Wade was formerly Managing Director of Johnson & Johnson Research Pty Ltd ("J&J") from 1988-2003 and Chairman from 1989 to 2003. He had ten years experience as a member of J&J's U.S.-based Corporate Office of Science & Technology and its Business Development Council.

Dr Wade is a director of several health-care companies including Heartware Limited, a listed public company in Australia. He is also a Member of the Advisory Board of Inteq Limited. During the last 4 years, he has also served as Chairman of the Industry Advisory Committee of the Australian Synchrotron, Chairman of the Innovation Council of New South Wales and as a Member of the Pharmaceuticals Committee of the Australian Government's Industry Assistance Board.

Dr Wade has wide experience in academia and in the pharmaceutical industry in Europe and North America. Prior to joining J&J, he was the Foundation Professor of Clinical Pharmacology at the University of New South Wales. Dr Wade is a former President of the Australian Society of Clinical and Experimental Pharmacology and has held senior positions in the International Union of Pharmacology, including Chairman of the Clinical Pharmacology Section.

Dr Wade holds medical degrees from The University of Sydney and a Doctor of Philosophy from Oxford University. He is a Fellow of the Royal Australasian College of Physicians and a Fellow of the Australian Academy of Technological Sciences and Engineering.

"ChemGenex is at a very exciting stage in its development. The company is clearly a leader within the Australian biotechnology sector, with a broad pipeline and a strong research and development engine," said Dr Wade. "I look forward to working with the management and Board of Directors to realize the value that is clearly present within the company."

"We are delighted that Denis is joining ChemGenex, and look forward to sharing his substantial experience," said Dr Greg Collier, Chief Executive Officer and Managing Director. "Through his extensive experience with Johnson & Johnson and other companies, Denis has successfully developed and commercialised a range of products and has grown early stage companies both in Australia and the U.S. As we progress Ceflatonin(R) through the final stages of clinical development and commercialisation Denis' insight will be invaluable to the Company."


Ceflatonin(R) is a registered trade-mark of ChemGenex Pharmaceuticals Limited.




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Chemgenex Appoints Dr. Denis Wade To Board Of Directors

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ABOUT CHEMGENEX PHARMACEUTICALS LIMITED     (WWW.CHEMGENEX.COM)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex's lead compound, Ceflatonin(R), is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed(R) is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".


CONTACTS

Dr. Greg Collier (CEO and Managing Director)    Australia    +61 3 5227 2752
                                                USA          +1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)       USA          +1 650 474 9800 ext 108
                                                Australia    +61 3 5227 2703


SAFE HARBOR STATEMENT

Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe", and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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